

July 26, 2010

Mr. Shmuel Dovid Hauck
Chief Executive Officer
Dolat Ventures, Inc.
545 Eighth Avenue, Suite 401
New York, NY 10018

> **Re:** **Dolat Ventures, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 23, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed July 23, 2010**
> **File No. 001-34128**

Dear Mr. Hauck:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Chris White
Branch Chief